UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

O’Charley’s Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

JET CAPITAL INVESTORS, L.P.
667 Madison Avenue, 9th Floor
New York, New York 10021.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      May 10, 2006
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)
(Page 1 of  15 Pages)

CUSIP No. 670823103	13D	Page 2 of 15 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Investors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,325
	8	SHARED VOTING POWER 1,155,759
	9	SOLE DISPOSITIVE POWER 288,325
	10	SHARED DISPOSITIVE POWER 1,155,759
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,085
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 3 of 15 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Arbitrage & Event Fund I, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,487
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 47,487
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,487
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 4 of 15 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,601
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 143,601
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,601
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 5 of 15 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Offshore Fund, LTD I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,237
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 97,237
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,237
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 670823103	13D	Page 6 of 15 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Management, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 191,088
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 191,088
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,088
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 670823103	13D	Page 7 of 15 Pages
1		NAMES OF REPORTING PERSONS Alan Cooper I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,444,085
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,444,085
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,085
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 670823103	13D	Page 8 of 15 Pages
1		NAMES OF REPORTING PERSONS Matthew Mark I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,444,085
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,444,085
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,085
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON IN

Schedule 13D

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of O’Charley’s Inc., a Tennessee company (the “Company”). The principal executive offices of the Company are located at 3038 Sidco Drive, Nashville, Tennessee, 37204.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by Jet Capital Investors, LP (“Jet Capital”), Jet Capital Arbitrage & Event Fund I, LP (“Jet Arbitrage”), Jet Capital Concentrated Fund, LP (“Jet Concentrated”), Jet Capital Concentrated Offshore Fund, LTD (“Jet Offshore”), Jet Capital Management, L.L.C. (the “Jet Management”), Alan Cooper and Matthew Mark. Jet Capital, Jet Arbitrage, Jet Concentrated, Jet Management, Mr. Cooper and Mr. Mark are collectively referred to as the “Reporting Persons.”

Jet Capital is a Delaware limited partnership which serves as investment manager to Jet Arbitrage and Jet Concentrated, and as investment advisor to Jet Offshore. Jet Capital also manages various investment accounts over which it has discretionary authority (the “Managed Accounts,” and, together with Jet Arbitrage, Jet Concentrated and Jet Offshore, the “Funds”). Jet Capital G.P. L.L.C., a Delaware limited liability company (“Jet Capital G.P.”), is the general partner of Jet Capital.

Jet Arbitrage is a Delaware limited partnership engaged in certain investment activities, including but not limited to long and short investments in equity securities, convertible securities, put and call options, swaps and cash and cash equivalents.

Jet Concentrated is a Delaware limited partnership engaged in investment activities similar in nature to the activities engaged in by Jet Arbitrage.

Jet Offshore, an exempted limited liability company incorporated under the laws of the Cayman Islands, is engaged in investment activities similar in nature to the activities engaged in by Jet Arbitrage and Jet Concentrated. A list of the directors and officers of Jet Offshore is attached as Schedule I.

Jet Management is a Delaware limited liability company which serves as the general partner of both Jet Arbitrage and Jet Concentrated.

Messrs. Cooper and Mark serve as managing members of Jet Management and Jet Capital G.P. Together, Messrs. Cooper and Mark are responsible for the supervision and conduct of all investment activities of Jet Management and Jet Capital G.P., including, without limitation, for all investment decisions with respect to the assets of the Funds.

The business address and the address of the principal executive office of Jet Capital, Jet Management, Jet Capital G.P., Jet Arbitrage and Jet Concentrated is 667 Madison Avenue, 9th Floor, New York, New York 10021. The business address and the address of the principal executive office of Jet Offshore is c/o Morgan Stanley Fund Services (Cayman) Ltd., P.O. Box 2681 GT, Century Yard, 4th Floor, Cricket Square, Hutchins Drive, George Town, Cayman Islands.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported to be owned by the Funds were acquired in the open market. All such purchases of Common Stock were funded by investment capital, [which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business]. The amount of the funds expended for such purchases by Jet Arbitrage, Jet Offshore, Jet Concentrated and the Managed Accounts was $703,682, $1,514,689, $2,168,849 and $17,275,246, respectively.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

Messrs. Cooper and Mark have from time to time communicated with the management of the Company concerning the Company’s assets, business and operations. A copy of a letter sent by Mr. Mark to management on May 22, 2006 is filed as Exhibit 99.2 to this Schedule and, to the extent its contents are responsive to this Item 4, incorporated here by reference.

The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,444,085 shares of Common Stock, representing approximately 6.3% of the outstanding Common

Stock.1  Jet Arbitrage beneficially owns 47,487 of such shares, representing approximately 0.2% of the Common Stock outstanding, Jet Concentrated beneficially owns 143,601 of such shares, representing 0.6% of the Common Stock outstanding, and Jet Offshore beneficially owns 97,237 of such shares, representing 0.4% of the Common Stock outstanding. A total of 1,155,759 of such shares, representing approximately 5.0% of the Common Stock outstanding, are held in the Managed Accounts.

(b) By reason of its position as investment manager to Jet Arbitrage, Jet Concentrated and the Managed Accounts, Jet Capital may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Jet Arbitrage and Jet Concentrated and the shares of Common Stock held in the Managed Accounts. By reason of its position as investment advisor to Jet Offshore, Jet Capital may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Jet Offshore. By reason of its position as the general partner of Jet Arbitrage and Jet Concentrated, Jet Management may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Jet Arbitrage and Jet Concentrated. By reason of their positions as managing member of Jet Capital G.P. and Jet Management, Messrs. Cooper and Mark may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Jet Capital and Jet Management.

(c) Except for the transactions set forth in Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

99.1	Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

99.2	A letter dated May 22, 2006 from Matthew Mark to Gregory L. Burns, Chairman of the Board and Chief Executive Officer and Lawrence E. Hyatt, Chief Financial Officer, Secretary and Treasurer.

-------------------------------------
1 Based on 22,914,003 shares of common stock outstanding on March 7, 2006, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2005.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 22, 2006

JET CAPITAL INVESTORS, L.P.
By: Jet Capital G.P. L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Managing Member

JET CAPITAL ARBITRAGE &
EVENT FUND I, L.P.
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Managing Member

JET CAPITAL CONCENTRATED FUND, L.P.
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Managing Member

JET CAPITAL CONCENTRATED OFFSHORE FUND, LTD.

By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Director

JET CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Managing Member

Matthew Mark
/s/ Matthew Mark

Alan Cooper
/s/ Alan Cooper

SCHEDULE I

Directors and Officers of Jet Capital Concentrated Offshore Fund, Ltd.

Name and Position	Principal Business Address

Matthew Mark, Officer and Director	667 Madison Avenue, 9th Floor New York, New York 10021

Alan Cooper, Officer and Director	667 Madison Avenue, 9th Floor New York, New York 10021

SCHEDULE II

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Jet Capital Arbitrage & Event Fund I, L.P. during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

3/16/2006	(4,933)	18.43	90,904.89
4/12/2006	1,624	17.33	28,152.02
4/12/2006	20	17.06	336.54
4/17/2006	760	16.87	12,811.51
4/18/2006	1,315	16.98	22,334.78
4/19/2006	1,644	17.03	28,000.68
5/11/2006	888	16.23	14,409.46
5/11/2006	3,012	16.10	48,500.45
5/12/2006	3,456	15.99	55,266.89
5/15/2006	86	15.64	1,350.94
5/18/2006	204	15.98	3,258.01
5/19/2006	1,406	16.00	22,496.00
5/22/2006	1,973	15.72	31,015.56

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Jet Capital Concentrated Fund, L.P. during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

3/16/2006	(14,916)	18.43	274,897.22
4/12/2006	4,912	17.33	85,131.96
4/12/2006	60	17.06	1,017.70
4/17/2006	2,297	16.87	38,742.13
4/18/2006	3,978	16.98	67,540.58
4/19/2006	4,972	17.03	84,674.33
5/11/2006	2,685	16.23	43,574.33
5/11/2006	9,109	16.10	146,665.82
5/12/2006	10,451	15.99	167,127.60
5/15/2006	261	15.64	4,085.25
5/18/2006	617	15.98	9,852.25
5/19/2006	4,252	16.00	68,032.00
5/22/2006	5,966	15.72	93,785.52

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Jet Capital Concentrated Offshore Fund, Ltd. during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

3/16/2006	(10,100)	18.43	186,141
4/12/2006	3,326	17.33	57,645.64
4/12/2006	40	17.06	689.12
4/17/2006	1,555	16.87	26,233.56
4/18/2006	2,693	16.98	45,733.94
4/19/2006	3,367	17.03	57,335.76
5/11/2006	1,818	16.23	29,505.60
5/11/2006	6,168	16.10	99,312.23
5/12/2006	7,077	15.99	13,167.57
5/15/2006	177	15.64	2,766.26
5/18/2006	417	15.98	6,671.28
5/19/2006	2,879	16.00	46,064.00
5/22/2006	4,040	15.72	63,508,.80

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated in the Managed Accounts during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

3/16/2006	120,051	18.43	2,212,470.97
4/12/2006	38,537	17.33	685,172.39
4/12/2006	480	17.06	8,190.47
4/17/2006	18,488	16.87	311,810.47
4/18/2006	32,014	16.98	543,590.70
4/19/2006	40,017	17.03	681,489.22
5/11/2006	21,609	16.23	350,701.73
5/11/2006	73,311	16.10	1,180,418.89
5/12/2006	84,116	15.99	1,345,102.55
5/15/2006	2,102	15.64	32,879.55
5/18/2006	4,962	15.98	79,294.45
5/19/2006	34,224	16.00	547,584.00
5/22/2006	48,020	15.72	754,874.40